GROUP AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of MEI Pharma, Inc., a Delaware corporation (the "Company");

WHEREAS, Cable Car Capital LLC, Funicular Funds, LP, and Jacob Ma-Weaver (together, "Cable Car") and Anson Funds Management LP, Anson Management GP LLC, Anson Advisors Inc., Bruce R. Winson, Anson Advisors Inc., Amin Nathoo and Moez Kassam (together, "Anson", and collectively with Cable Car, the "Group", and each, a "party") wish to form the Group for the purpose of working together to enhance stockholder value at the Company, including seeking to engage in a potential strategic or extraordinary corporate transaction involving the Company (including, without limitation, a potential acquisition of all of the outstanding capital stock of the Company not owned by the Group) and for the purpose of taking all other action necessary or advisable to achieve the foregoing (the "Purpose").

NOW, IT IS AGREED, this 19th day of May 2023 (the "Effective Date") by the parties hereto:

1.   To the extent required by applicable law, in accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each member of the Group agrees to the joint filing on behalf of each of them of statements on Schedule 13D or Section 16 of the Exchange Act, and any amendments thereto, or on any regulatory filings (including without limitation any filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") or with the Securities and Exchange Commission (the "SEC")) with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his or its own disclosure therein and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2.   For so long as this Group Agreement (the "Agreement") is in effect, each of the undersigned shall inform the other party hereto and provide written notice to Olshan Frome Wolosky LLP ("Olshan"), such information and notice to be given no later than twenty-four (24) hours after each such transaction, of (i) any of their purchases or sales of securities of the Company or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership or any option, warrant, convertible security or other contract right or derivative position, including any "swap" transaction, with respect to the securities of the Company (each, a "Derivative"); *provided*, *however*, that each party agrees not to purchase or sell securities of the Company or otherwise increase or decrease its economic exposure to or beneficial ownership over the securities of the Company if it reasonably believes that, as a result of such action, the Group or any member thereof would be likely to be required to make any regulatory filing (including, but not limited to, a Schedule 13D amendment, Form 3 or Form 4 with the SEC) without using its reasonable efforts to give the other members of the Group at least twelve (12) hours prior written notice; *provided*, *further*, that no party shall, without the prior and express written consent (not to be unreasonably withheld) of the other party, buy, or increase any beneficial ownership over, any securities of the Company if, as a result of such action, the Group would beneficially own more than 14.99% of the Company's common stock. For purposes of this agreement, the term "beneficial ownership" shall have the meaning of such term set forth in Rule 13d-3 under the Exchange Act. Anson and Cable Car hereby acknowledge that, as of the Effective Date, the combined beneficial ownership of Anson and Cable Car is 14.8% of the Company's common stock, and therefore, the Group will be required to make a Form 3 filing within ten (10) days of the Effective Date.

3.   Each of the parties agrees that, to the extent that a party receives material non-public information ("MNPI") with respect to the Company, it shall immediately inform the other party of the fact that it has received MNPI with respect to the Company that could reasonably be expected to restrict such party's ability to trade in securities of the Company, in order for such party to implement appropriate

protocols to restrict its ability to trade in securities of the Company. For greater certainty, the parties agree that the Group shall be prohibited from trading in securities of the Company if either Anson or Cable Car is furnished with MNPI from the Company or any of its representatives.

Notwithstanding the foregoing, so long as this Agreement is in effect, each of the members of the Group agrees to provide the other members reasonable advance written notice prior to effecting any purchase, sale, acquisition or disposition of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that the members of the Group have an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear, for compliance purposes, any such potential transaction in the securities of the Company by any such person. Each of the members of the Group agrees that he or it shall not undertake or effect any purchase, sale, acquisition or disposition of, or undertake any substantial steps to commence a tender offer (within the meaning of Rule 14e-3 under the Exchange Act) for, any securities of the Company, without the prior written consent of the other members of the Group.

4.   Each of the undersigned agrees to form the Group for the Purpose.

5.   The Group understands that certain expenses and costs (including all legal fees) are likely to be incurred in connection with the Purpose, which shall include expenses reasonably incurred in connection with the Group's investment in the Company and taking all other action necessary or advisable to achieve the Purpose (collectively, the "Expenses"), and each of Cable Car and Anson agrees to pay its pro rata portion of all such pre-approved Expenses based on the number of shares of the Company in the aggregate beneficially owned by each Party. For greater clarity, as of the Effective Date, Anson holds 662,530 shares in the capital stock of the Company, to be referred to herein as the "Anson Existing Investment", and Cable Car holds 326,400 shares in the capital stock of the company. The pro rata distribution shall be adjusted each month based on each Party's respective ownership percentage as of the last day of the preceding month. Any reimbursement from the Company regarding the Expenses paid pursuant to this Section 5 shall be split by Cable Car and Anson in proportion to the Expenses paid pursuant to this Section 5.

6.   Each of the parties hereto agrees that any SEC filing, press release, formal communication to the Company or formal stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities shall be as directed by Cable Car, who will provide notice to and a reasonable opportunity for Anson to review and comment upon any SEC filing, press release, Company communication, stockholder communication, or any proposed agreement or negotiating position with respect to the Company. Cable Car and Anson shall mutually agree upon the content and timing of public or private communications and negotiating positions taken on behalf of the Group. Each of the parties hereto further agrees that any outbound communication with the Company shall be initiated by Cable Car and that neither Anson nor Cable Car shall bind the Group without the other party's prior written consent.

7.   Notwithstanding the foregoing, each of the parties hereto agrees that all public statements, regulatory filings, negotiations and contacts with management and related activities related to the Company will be made and conducted by Cable Car, following reasonable consultation with Anson, and, in return for taking such actions or any such actions that are necessary or advisable to achieve the Purpose, Cable Car shall receive 20% of the Net Profit (as defined hereunder) above $7.75 per share realized from the Anson Existing Investment in the Company as of the Effective Date (the "Profit Participation"). The Profit Participation shall be paid to Cable Car by Anson upon the realization of such Net Profit, or, if shares to which the Profit Participation applies remain unsold on June 30, 2024, or such other date mutually agreed in writing by the parties, based upon the closing price per share (as customarily adjusted for stock splits, reverse stock splits stock dividends, combinations, recapitalizations or other corporate actions) upon such

date, which shall be the termination date with respect to Anson's Profit Participation obligations to Cable Car. Net Profit shall be calculated as the sum of any net trading profits and distributions attributable to the Anson Existing Investment, reduced, but not below zero, by any legal, advisory, or other professional fees incurred in connection with the Purpose.

8.   The relationship of the parties hereto pursuant to this Agreement shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Without limitation to any other agreements between or among the parties, nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Except as provided in Sections 2 and 3, nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he or it deems appropriate, in his or its sole discretion, provided that all such transactions are made in compliance with all applicable securities laws and the provisions of this Agreement.

9.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

10.   In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the Group hereby consents and submits to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

11.   The parties' rights and obligations under this Agreement (other than the rights and obligations set forth in Section 8 which shall survive any termination of this Agreement) shall terminate immediately after the conclusion of the activities set forth in Section 4 or as otherwise agreed to by the parties. Notwithstanding the foregoing, any party hereto may terminate his/her/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by email to Andrew Freedman at Olshan, at afreedman@olshanlaw.com.

12.   The terms and provisions of this Agreement may not be modified, waived or amended without the written consent of each of the parties hereto.

13.   Each party acknowledges that Olshan shall act as counsel for the Group relating to their investment in the Company.

14.   Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to any Schedule 13D that may in the future be required to be filed under applicable law pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

1" = "1" "12085822-2" "" 12085822-2

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

CABLE CAR CAPITAL LLC

By: /s/ Jacob Ma-Weaver
     Name: Jacob Ma-Weaver
     Title: Managing Member

FUNICULAR FUNDS, LP

By: /s/ Jacob Ma-Weaver
     Name: Jacob Ma-Weaver
     Title: Managing Member of the General
            Partner

ANSON FUNDS MANAGEMENT LP

By: /s/ Bruce R.Winson
     Name: Bruce R. Winson
     Title: Manager

ANSON MANAGEMENT GP LLC

By: /s/ Bruce R.Winson
     Name: Bruce R. Winson
     Title: Manager

ANSON ADVISORS INC.

By: /s/ Moez Kassam
     Name: Moez Kassam
     Title: Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam